UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12619
RALCORP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
800 Market Street St. Louis, Missouri 63101 (314) 877-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value Rights to Purchase Series E Junior Participating Cumulative Preferred Stock 4.95% Senior Notes, due 2020 6.625% Senior Notes, due 2039
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.01 par value ― 1 holder
Rights to Purchase Series E Junior Participating Cumulative Preferred Stock ― 1 holder
4.95% Senior Notes, due 2020 ― 25 holders
6.625% Senior Notes, due 2039 ― 28 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralcorp Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RALCORP HOLDINGS, INC.
Date:	February 8, 2013	By:	/s/ Scott Monette
			Name:	Scott Monette
			Title:	Corporate Vice President & Chief Financial Officer